News
Release
C$ unless otherwise stated   TSX/NYSE/PSE: MFC    SEHK: 945
November 15, 2021

Manulife enters agreement to reinsure over 75%1 of U.S. Variable Annuity block to Venerable Holdings Inc.
Transaction releases capital, reduces risk, and unlocks value from legacy business.
Manulife intends to increase the size of its previously announced proposed Normal Course Issuer Bid and buy back common shares to neutralize the impact of this transaction on Core EPS2.

Manulife today announced that it entered into an agreement with Venerable Holdings Inc. (“Venerable”) to reinsure over 75%1 of its legacy U.S. Variable Annuity (“VA”) block, consisting primarily of policies with Guaranteed Minimum Withdrawal Benefits (“GMWB”) riders. Key highlights of the transaction on closing include:
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Approximately $2.0 billion of capital released[3] including a one-time after-tax gain of approximately $750 million to net income attributed to shareholders, validating the conservatism of our reserves, and the release of approximately $1.3 billion of net LICAT[4] required capital.

◾	Immediately accretive to book value and represents an attractive transaction multiple of 10.2[5] times.
◾	Lowers the total U.S. VA net amount at risk (“NAR”)[6] by more than 75% and meaningfully reduces equity sensitivities.
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Manulife intends to deploy a significant portion of the capital released to buy back shares in order to neutralize the impact of the transaction on diluted EPS and core EPS[2]. The transaction is expected to lower annual earnings by approximately $200 million in 2022 and the impact is forecasted to decrease as the block runs-off.

◾	Manulife remains committed to its medium-term financial targets including core EPS[2] growth of 10% to 12% and core ROE[2] of 13% plus.
“This transaction represents a significant milestone for Manulife.” said Manulife President & Chief Executive Officer Roy Gori. “The agreement to reinsure a substantial portion of our U.S. VA block reduces risk, releases approximately $2.0 billion of capital and unlocks shareholder value. We are committed to deploy a significant portion of the capital released to buy back common shares and neutralize the impact of the transaction on core EPS.”
“The deal, which is expected to close in the first quarter of 2022, will reduce our exposure to U.S. VA Guaranteed Value and net amount at risk by more than 75%, and our equity market sensitivity from our variable annuity guarantees by roughly 54%7, greatly lowering our go forward risk profile,” said Naveed Irshad, Global Head of Inforce Management. “We are pleased to execute this transaction with Venerable, a strong and experienced counterparty, and together with a robust deal structure, we have the necessary protections in place to achieve a full risk transfer.”
“Upon completion of this transaction and our intended capital deployment actions, we remain confident in our ability to achieve our medium-term financial targets, including growing core EPS by 10% to 12% and generating core ROE of 13% plus,” said Phil Witherington, Chief Financial Officer.
Transaction Summary
John Hancock Life Insurance Company (U.S.A.) (“John Hancock”), a subsidiary of Manulife will reinsure with Corporate Solutions Life Insurance Company, a subsidiary of Venerable, a significant portion of our U.S. VA block, consisting primarily of policies with VA GMWB riders. These policies were written outside of New York state, between 2003 and 2012.  As of September 30, 2021, this block included approximately 143,000 policies with a GMWB rider and approximately 20,000 with a Guarantee Minimum Death Benefits (“GMDB”) rider, as well as $2.3 billion of IFRS reserves, representing 76% of Manulife’s U.S. VA net amount at risk.
Venerable brings significant expertise in managing variable annuities, with a seasoned management team, strong operating platform and top tier risk management capabilities. Under the terms of the agreement, Venerable’s reinsurance obligations will be secured by a comfort trust with assets in excess of statutory reserve requirements. An initial deposit of approximately $1.3 billion of assets will be transferred to the trust on closing. John Hancock will continue to administer the policies, providing for a seamless customer service experience. The transaction is expected to close in the first quarter of 2022, subject to customary closing conditions.
Capital release of approximately $2.0 billion
The transaction is expected to generate a one-time after-tax gain of approximately $750 million and release LICAT segregated fund guarantee capital of approximately $2.4 billion4, less the LICAT equity risk charge offset of approximately $1.1 billion4. The LICAT equity risk charge offset is reduced due to the expected termination of equity hedges supporting the block.
Significant reductions in Net Amount at Risk6, Guaranteed Value and equity market sensitivity
The transaction is expected to reduce the U.S. VA NAR significantly, from $1.9 billion as of September 30, 2021 to less than $0.5 billion on a pro forma basis. The residual NAR for the legacy U.S. VA block includes less than $0.1 billion for GMWB policies written in New York State or before 2003, less than $0.1 billion for Guarantee Minimum Income Benefits (“GMIB”), which are substantially reinsured and less than $0.4 billion for GMDB which are low risk.
Guaranteed value exposure for the U.S. VA block will also decline materially, from approximately $33 billion as of September 30, 2021 to $7 billion on a pro forma basis, representing a 78% decrease.
Upon closing of the transaction, Manulife’s exposure to tail equity market risk is expected to decrease materially. On a pro forma basis, the underlying sensitivity to net income attributed to shareholders from variable annuity guarantees8 from a 30% decrease in public equity returns would decline from a $2.7 billion loss to a $1.2 billion loss, representing a 54% reduction. On a total company level, the underlying sensitivity to net income attributed to shareholders, after the impact of hedging, from a 30% decrease in public equity returns would decline from a $1.9 billion loss to a $1.7 billion loss, representing a 10% reduction.
Attractive deal multiple and book value impact
The transaction is expected to result in a reduction to annual net income attributed to shareholders and core earnings of approximately $200 million, or $0.10 reduction in diluted EPS and core EPS2, with the capital release of approximately $2.0 billion representing an attractive transaction multiple of 10.25 times.
Book value and book value per share are expected to increase by approximately $750 million and $0.38, respectively.  Together with the expected reduction to annual core earnings, core ROE2 is estimated to decline by approximately half a percentage point, before the positive impact of the intended share buyback.
Intention to deploy a significant portion of the capital released from the transaction by increasing the scale of its proposed share buyback
Manulife intends to use a significant portion of the capital released from the transaction to repurchase its common shares, subject to regulatory approvals and market conditions, in order to neutralize the expected $0.10 core EPS2 impact.  It is estimated that this would require approximately 3 percent of common shares to be purchased and cancelled. Note the resulting impact on core ROE2 and book value per share will vary based on market pricing, however, we expect the impact on these metrics to be modest.
The remainder of the capital released will further increase Manulife’s strong excess capital position and be available for other organic and inorganic opportunities. Overall, we remain confident in our ability to achieve our medium-term financial targets following this transaction and the related capital deployment actions noted above.
Increasing size of previously announced intended Normal Course Issuer Bid from up to 2% to up to 5% of common shares outstanding
On November 5, 2021, Manulife announced its intention to launch a Normal Course Issuer Bid (“NCIB”), subject to the approval of the Office of the Superintendent of Financial Institutions ("OSFI") and the Toronto Stock Exchange (“TSX”), permitting the purchase for cancellation of up to 39 million of its common shares, representing approximately 2% of Manulife’s issued and outstanding common shares as at September 30, 2021. Manulife announced today that, subject to the approval of OSFI and the TSX, it intends to increase the size of its proposed NCIB to permit the purchase for cancellation to up to 97 million of its common shares, representing approximately 5% of Manulife’s issued and outstanding common shares. As at October 31, 2021, Manulife had 1,942,473,867 common shares issued and outstanding.
Purchases under the NCIB may be made through the facilities of the TSX, the New York Stock Exchange, and alternative trading systems in Canada and the United States at market prices prevailing at the time of purchase or such other price as may be permitted. Manulife will file a notice of intention to make an NCIB with the TSX. The bid period will commence after the TSX has accepted the notice of intention and continue for up to one year. All common shares acquired by Manulife under the NCIB will be cancelled. Repurchases will be subject to compliance with applicable Canadian securities laws and United States federal securities laws.

In addition, Manulife may undertake repurchases of its common shares outside of Canada and the United States in compliance with applicable laws. Subject to regulatory approval, Manulife may also acquire common shares directly from other holders by way of private agreement pursuant to issuer bid exemption orders issued by applicable securities regulatory authorities. Any private purchase made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price. Manulife may also enter into derivative-based programs in support of its repurchase activities, including the writing of put options and forward purchase agreements, accelerated share repurchase transactions, other equity contracts or use other methods of acquiring shares, in each case subject to regulatory approval and on such terms and at such times as shall be permitted by applicable securities laws. The total number of common shares repurchased under the NCIB and all other potential arrangements will not exceed 97 million common shares.
Subject to regulatory approval, Manulife intends from time to time to enter into pre-defined plans with a registered investment dealer to allow for the repurchase of common shares at times when Manulife ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans will be adopted in accordance with applicable Canadian securities laws and United States federal securities laws.

Barclays is acting as exclusive financial advisor to Manulife on the transaction and Debevoise & Plimpton LLP is serving as legal advisor.

Media Inquiries Cheryl Holmes (416) 557-0945 Cheryl_Holmes@manulife.com	Investor Relations Hung Ko (416) 806-9921 Hung_Ko@manulife.com

About Manulife
Manulife Financial Corporation is a leading international financial services provider that helps people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we provide financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States. Through Manulife Investment Management, the global brand for our global wealth and asset management segment, we serve individuals, institutions and retirement plan members worldwide. At the end of 2020, we had more than 37,000 employees, over 118,000 agents, and thousands of distribution partners, serving over 30 million customers. As of September 30, 2021, we had CAD$1.4 trillion (US$1.1 trillion) in assets under management and administration, and in the previous 12 months we made CAD$31.6 billion in payments to our customers.
Our principal operations are in Asia and Canada, and the United States, where we have served customers for more than 155 years. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong. Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com

FOOTNOTES
Note all figures and estimates are based on September 30, 2021 position and exchange rate of US$1.00 to C$1.2741.
1. Represents a reduction in our exposure to U.S. variable annuity guaranteed value as of September 30, 2021.
2. Diluted core earnings per common share (“core EPS”) and core return on common shareholders’ equity (“core ROE”) are non-GAAP measures. See “Performance and non-GAAP measures below and in our Third Quarter 2021 Management’s Discussion and Analysis (“3Q21 MD&A”) for additional information.
3. Projected capital release based on September 30, 2021.
4. 100% of the Life Insurance Capital Adequacy Test capital requirement multiplied by the OSFI scalar for the Base Solvency Buffer of 1.05 and grossed up based by an operating range.
5. Ratio of capital release to annual core earnings impact.
6. Net Amount at Risk is based on sum of excess of guarantee value over fund value only on contracts where amount at risk is currently positive.
7. Represents underlying sensitivity to net income attributed to shareholders from variable annuity guarantee before impact of macro and dynamic hedge assets under a -30% market return as of September 30, 2021.  The expected reduction to the net potential impact on net income attributed to shareholders after impact of hedging would be approximately 10%.
8. Before impact on macro and dynamic hedge assets.

PERFORMANCE AND NON-GAAP MEASURES:
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited financial statements. Non-GAAP measures referenced in this news release include: core earnings; core ROE; diluted core earnings per common share (core EPS); and constant exchange rate basis (measures that are reported on a constant exchange rate basis include percentage growth/decline in core earnings). Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see “Performance and non-GAAP measures” in our 3Q2021 MD&A and 2020 MD&A.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS:
From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “outlook”, “expect”, “intend”, “estimate”, “believe”, “plan”, “objective”, “aim”, “continue”, and “goal” (or the negative thereof) and words and expressions of similar import, and include statements concerning the reinsurance transaction between John Hancock and Corporate Solutions Life Insurance Company, including the expected closing date, and impact and capital benefits of such transaction to Manulife, possible or assumed future results, and possible future purchases by Manulife of its common shares. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the severity, duration and spread of the COVID-19 outbreak, as well as actions that have been or may be taken by governmental authorities to contain COVID-19 or to treat its impact; changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; our inability to withdraw cash from subsidiaries; and the fact that the amount and timing of any future common share repurchases will depend on the earnings, cash requirements and financial condition of Manulife, market conditions, capital requirements (including under LICAT capital standards), common share issuance requirements, applicable law and regulations (including Canadian and U.S. securities laws and Canadian insurance company regulations), and other factors deemed relevant by Manulife, and may be subject to regulatory approval or conditions.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Risk Factors and Risk Management” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent interim report, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports as well as elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.